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19007675

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

SEC FILE NUMBER
8-66581

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBS Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Newport Center Drive, Floor 7
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rustyn L. Osier, Chief Accounting Officer — (949) 717-6205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner LLP
(Name – *if individual, state last, first, middle name*)

18500 Von Karman	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Rustyn L. Osier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBS Capital Markets Group, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Accounting Officer

Title

Notary Public

LAURIE SELWITZ
Notary Public - California
Orange County
Commission # 2275289
My Comm. Expires Feb 11, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition

December 31, 2018

Contents

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
KBS Capital Markets Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KBS Capital Markets Group, LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Squar Milner LLP

Irvine, California
February 26, 2019

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition

December 31, 2018

ASSETS		
Cash and cash equivalents	$	626,905
Prepaid expenses and other assets		183,457
Receivables		54,044
Due from affiliates		22,226
Total assets	$	886,632
LIABILITIES AND MEMBER'S CAPITAL		
Accounts payable and accrued liabilities	$	214,613
Accrued compensation		37,671
Commissions and marketing fees payable to broker-dealers		24,011
Total liabilities		276,295
Commitments and contingencies *(Note 5)*		
Member's capital		610,337
Total liabilities and member's capital	$	886,632

See notes to the statement of financial condition.

KBS Capital Markets Group, LLC
(a California limited liability company)

Notes to the Statement of Financial Condition

December 31, 2018

1. Organization of the Company

KBS Capital Markets Group, LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited purpose introducing broker-dealer approved to distribute mutual funds, variable annuities and direct participation programs to other FINRA approved broker-dealers. The Company is organized as a Limited Liability Company ("LLC") in the State of California. The Company has a single member, KBS Holdings, LLC (the "Member"). As of December 31, 2018, the Company was in the process of winding down its principal operations; however, it will remain an operating entity in order to provide shareholder services to the KBS REITs, as defined below.

During 2018, the Company served as the dealer manager for the public offerings of KBS Real Estate Investment Trust, Inc. ("KBS REIT"), KBS Real Estate Investment Trust II, Inc. ("KBS REIT II"), KBS Strategic Opportunity Real Estate Investment Trust, Inc. ("KBS SOR"), KBS Strategic Opportunity Real Estate Investment Trust II, Inc. ("KBS SOR II"), KBS Real Estate Investment Trust III, Inc. ("KBS REIT III"), KBS Legacy Partners Apartment REIT, Inc. ("KBS Legacy"), and KBS Growth & Income REIT, Inc. ("KBS G&I") (collectively referred to herein as the "KBS REITs"), all of which are affiliates of the Member. The Company also served as the dealer manager of the private offering of Princeton Private Investment Fund ("PPIF") which is not affiliated with the Member. The offering period for KBS REIT closed on May 30, 2008, while the offering period for KBS REIT II closed on December 31, 2010, KBS SOR closed on November 20, 2012, KBS Legacy closed on March 12, 2013, KBS Legacy Follow On closed on March 31, 2014, KBS REIT III closed on May 29, 2015, KBS G&I closed on June 30, 2017, and KBS SOR II closed on July 31, 2018. The Company commenced offering and selling shares of PPIF on August 16, 2016, the effective date of its related private placement memorandum. As of December 31, 2018, the public offering of PPIF was ongoing, while the offerings of KBS REITs had all closed.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

2. Summary of Significant Accounting Policies (continued)

Basis of Presentation (continued)

Pursuant to Accounting Standards Update No. 2014-15, Presentation of Financial Statement Going Concern (Subtopic 205-40), management evaluates the Company's ability to continue as a going concern for one year after the date the statement of financial condition is available for issuance. Management has performed its evaluation as of the date of the accompanying statement of financial condition and determined that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern.

For the year ended December 31, 2018 the Company had an operating loss of $7,398,387 and an operational cash shortfall of $7,589,726. Management of KBS Capital Markets Group, LLC believes the Member, KBS Holdings, LLC has the intent and ability to continue making capital contributions to the Company for the foreseeable future, sufficient to support the Company's operations.

Use of Estimates

The preparation of the statement of financial condition is in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect assets and liabilities as of December 31, 2018. Actual results could differ from these estimates.

Concentrations

During the year ended December 31, 2018, substantially all revenue was earned from sales of shares of KBS SOR II and PPIF. As of December 31, 2018, the offering period of KBS SOR II had closed, and the sole remaining source of significant revenue was from the sale of PPIF shares.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

The Company currently maintains substantially all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

2. Summary of Significant Accounting Policies (continued)

Receivables

The Company receives an upfront sales load in connection with the distribution and sale of shares of PPIF during its public offering. As of December 31, 2018, $54,044 was due from PPIF share sales.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets mainly consist of prepaid insurance and prepaid rent.

Accrued Compensation

Accrued compensation is primarily related to incentive compensation due to certain of the Company's officers and employees in connection with the sales of shares of PPIF.

Commissions and Marketing Fees Payable to Broker-Dealers

The Company pays commissions to broker-dealers in connection with the distribution and sale of shares of PPIF. The Company pays marketing fees (reallows) to certain broker-dealers for marketing services provided by such broker-dealers.

Taxes

As a LLC, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member.

The Company adopted Accounting Standards Codification 740-10, *Income Taxes* ("ASC 740-10") for the fiscal year ended December 31, 2009. Based on its evaluation, under ASC 740-10, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its statement of financial condition, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for the tax year ended December 31, 2018.

3. Related Party Transactions

Commissions and Dealer Manager Fees

The Company previously earned commissions and dealer manager fees for the distribution and sales of shares of the KBS REITs during their offering period. The commission percentage was calculated using a commission rate starting at 6.5% and declining to 1% of proceeds from sales of shares based on the number of shares sold. The dealer manager fees were calculated using a rate starting at 2% and declining to 1%. There were no commissions or dealer manager fees payable as of December 31, 2018.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2018, the Company had net capital of $357,128 which was $338,708 in excess of the required minimum net capital of $18,420 as computed in accordance with Rule 15c3-1. The Company's aggregate indebtedness to net capital ratio was 0.77 to 1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker-dealer and it does not carry customer accounts or hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker-dealer and is also not subject to the possession and control statement.

5. Commitments and Contingencies

The Company is subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position or results from operations.

5. Commitments and Contingencies (continued)

Below is the only pending matter. It is the opinion of the Company's Management, based on advice from counsel, that the matter is without merit.

Current Matter

On or about April 5, 2017, the Saginaw Chippewa Indian Tribe of Michigan (the "Indian Tribe") commenced arbitration against Purshe Kaplan Sterling Investments ("PKS") and one of its advisors under the auspices of the Financial Industry Regulatory Authority ("FINRA"). PKS is a registered broker-dealer. The Indian Tribe claims, among other things, that their advisor caused it to invest more than $220 million in various Real Estate Investment Trusts ("REITs") and Business Development Companies ("BDCs"), that the investments were unsuitable for it, and that the advisor lied about the fact that he and PKS were receiving commissions on the investments. The Indian Tribe attempts to state causes of action for violations of FINRA rules and violations of the federal securities laws and under state common law.

On or about June 30, 2017, PKS and the advisor filed a third-party complaint against the dealer managers for the offerings of each of the REITs and BDCs in which the Indian Tribe invested. The third-party respondents include the Company. The third-party complaint asserts, among other things, that if PKS and the advisor are found liable to the Indian Tribe; it necessarily will be because the offering documents for the REITs and BDCs were not complete and accurate. The Company has filed a motion to dismiss the third-party complaint. On or about March 24, 2018, the FINRA arbitration panel severed the third-party claims from the main claim and stayed the former pending the outcome of the main claim. The hearing of the main claim is scheduled to take place in May 2019. Management, after consultation with the Company's legal counsel, has determined that it is too early to make a determination as to whether the Company will bear any liability in connection with this matter.

Operating Lease Obligation

The Company leases its office equipment under a non-cancelable operating lease. The lease expires in April 2019.

5. Commitments and Contingencies (continued)

Operating Lease Obligation (continued)

Future minimum lease payments under operating leases for the year ending December 31, 2019 are $6,056.

6. Subsequent Events

The Company evaluates subsequent events up until the date the statement of financial condition is available for issuance. Subsequent to December 31, 2018, the Company provided notice of termination to PPIF of the Dealer Manager Agreement. The Company performed all Dealer Manager services through January 15, 2019 and ceased to act as distributor for PPIF after that date. As of February 26, 2019, no other material subsequent events have occurred.

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
KBS Capital Markets Group, LLC

We have reviewed management's statements included in the accompanying Exemption Report, in which (a) KBS Capital Markets Group, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the exemption provision) and (b) the Company, stated that it met the identified exemption provisions for the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KBS Capital Markets Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Squar Milner LLP
Irvine, California
February 26, 2019

Supplemental Information

KBS Capital Markets Group

Exemption Report

The Company is a register broker-dealer subject to Rule 147a-5 promulgated by the Securities and Exchange Commission (17 C.F.R Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To be best of its knowledge and belief, the Company states the following:

1. The Company claimed an exception from 17 C.F.R. Section 240.15c3-3 under the provisions of 17 C.F.R. Section 240.15c3-3(k)(2)(i); and

2. The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k)(2)(i) throughout the most recent fiscal year from January 1, 2018 to December 31, 2018 without exception.

KBS Capital Markets Group, LLC

I, Rustyn L. Osier, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Accounting Officer

February 26, 2019